Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

FOURTH RESTATED

CERTIFICATE OF INCORPORATION

OF

JDS UNIPHASE CORPORATION

a Delaware Corporation

Pursuant to § 242 of the General Corporation Law

of the State of Delaware

It is hereby certified that the following amendment to the Fourth Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware:

Article 1 of the Fourth Restated Certificate of Incorporation is hereby amended, effective as of 12:01 a.m., New York City time, on August 1, 2015, to read in its entirety as follows:

“The name of the Corporation is Viavi Solutions Inc.”

IN WITNESS WHEREOF, this Certificate of Amendment is hereby executed by the undersigned on July 31, 2015.

JDS Uniphase Corporation

By:	/s/ Kevin Siebert
Kevin Siebert

Senior Vice President, General Counsel and Corporate Secretary